WSi Interactive Corporation
News Release - November 23rd, 2000
CDNX: OTC: FWB:	WIZ WIZZF WSJ

LOAN AGREEMENT BEING RENEGOTIATED
COMPANY FOCUSES ON CORE BUSINESSES

Loan Agreement

On November 1, 2000, WSi Interactive Corporation announced the signing of a Loan Agreement for CDN $500,000 (the "Loan") which was proposed to be convertible into shares of WSi at the option of the Lender. On November 3, 2000 Stockwatch published an article on the Company which incorrectly referred to this financing as "... a $500,000 floorless convertible, or death-spiral, financing". This article also contained quotes from CDNX executive vice-president Gerald Romanzin regarding this type of financing and inferred that Mr. Romanzin was commenting directly on the proposed WSi Loan Agreement.

The Company would like to set the record straight regarding the proposed terms of the Loan Agreement and the current status of same. CDNX policies state that CDNX "will not generally permit Listed Shares to be issued from treasury at a price of less than $0.10". In the Company's submission to CDNX for approval of the proposed Loan Agreement, the Company stated on Form 4A, Private Placement Notice Form that the principal amount of the loan was convertible into shares of WSi at the lesser of $0.33 or the market price at the date of conversion with a minimum conversion price of $0.10 per share. Interest was to be converted at the market price at the date of conversion with a minimum of $0.10. The Company never intended that the conversion price of the Loan would be "floorless" as current CDNX policies impose a minimum $0.10 per share conversion price. In addition, in negotiating the terms of the Loan Agreement the Company referred to section 3.3(d) of CDNX policy 4.1 regarding convertible securities which states that "The Exchange can also permit the conversion price to be based on the Market Price at the time of conversion".

Prior to submitting a formal application for approval of the Loan Agreement, the Company's solicitor discussed the proposed terms of the Loan with CDNX. At that time, CDNX did not indicate that there were any objections to the proposed conversion terms. On November 21, 2000, the Company received a letter from CDNX stating that the Executive Listings Committee of CDNX has denied the Company's request to permit a floating conversion price on the loan. The Committee determined that the minimum conversion price should be the market price at the time of the announcement of the convertible loan, which was $0.31.

On November 1, 2000, the Lender released $200,000 of the Loan directly to the Company and the balance of $300,000 was paid into the trust account of the Company's solicitor. As a condition for releasing the $300,000 portion of the Loan to the Company, on November 1, 2000 the Company's solicitor registered a General Security Agreement in British Columbia granting the Lender a security interest in all of the Company's property and assets.

The Lender has not agreed to the conditions required by CDNX with respect to the minimum conversion price, and the Company is currently in the process of negotiating the repayment terms for the Loan. The Company is researching all possible options to resolve this matter.

The Company focuses on its Core Businesses

Due to financial market conditions, decreased revenue and commitments made by previous management, the Company reached the point where it could not support the infrastructure in place. Consequently, immediate changes were made to downsize the Company's work force and reduce overhead costs while retaining key personnel to continue operating the Company's revenue generating divisions.

Present sources of revenue include Internet marketing, direct marketing, database and e-mail list management and processing, website development and hosting. The Company has also been active in providing management services to other companies seeking a stock exchange listing or a business acquisition. The Company has acquired equity investments as payment for these services.

The Company is currently completing an inventory of its assets to determine their fair market value and to resell any surplus computer and office equipment. In addition, the Company is actively seeking a third party to either purchase or lease its data centre computer equipment. Interested parties should contact the Company for more details.

The Company is continuing to seek potential investors or partners to provide financing to further develop its business.

This reorganization will position the Company to take advantage of its core business strengths while minimizing the overhead commitments. In the event that market conditions become more favourable, the Company may be able to realize a return on its equity investments to provide the Company with additional working capital. The Company intends to engage short term contractors to supplement the existing work force as required.

Proposed Repricing and Granting of Stock Options

At the Company's Annual General and Special Meeting held on November 20, 2000, the shareholders approved the Company's 2000 Stock Option Plan which provides for the granting of an additional 5,000,000 stock options. Subject to CDNX approval, the Company has granted an aggregate of 1,750,000 stock options under the 2000 Stock Option Plan to employees, directors and consultants of the Company at an exercise price of $0.15 per share. The Company has also granted an additional 780,000 stock options under the 1999 Stock Option Plan to employees, directors and consultants of the Company at an exercise price of $0.15 per share. All of the new options will be exercisable for a period of 5 years from the date of grant

In accordance with CDNX policies, WSi is also proposing to reprice the following outstanding options to an exercise price of $0.15 per share:
(a)	340,000 options originally granted on July 12, 1999 at an exercise price of $0.50 per share. Expiry date is July 12, 2004;
(b)	105,000 options originally granted on December 21, 1999 at an exercise price of $0.52 per share. Expiry date is December 21, 2004.

These options were all issued to employees or consultants of WSi or its subsidiaries under the 1999 Stock Option Plan. None of the options proposed for repricing are held by Insiders of WSi.

The Business of WSi

WSi Interactive Corporation is an innovative business development and marketing firm whose objective is to capitalize on content and infrastructure opportunities on the Internet. WSi builds, manages and markets online businesses in the financial, e-tail and e-commerce, entertainment, and e-advertising sectors.

WSi focuses on early-stage companies where it can add significant value to the investment through a network of relationships and strategic alliances, using its experience to help Internet companies to build traffic, develop brands, and capitalize on a variety of revenue streams.

WSi Investor Relations Toll Free: 1-888-388-4636
Website: www.ws-i.com
Email: info@ws-i.com
Fax: 1-877-499-5806

ON BEHALF OF THE COMPANY

Theo Sanidas, President

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.